Paul Hastings LLP

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www.paulhastings.com

March 17, 2023

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Firsthand Technology Value Fund, Inc. File No. 814-00830

Ladies and Gentlemen:

On behalf of the Technology Value Fund, Inc. (the “Registrant”), we hereby respond to the oral comments provided on November 29, 2022, and follow-up comments and discussions in December 2022, January 2023 and February 2023, by Megan Miller of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s annual report on Form 10-K for its fiscal year ended December 31, 2021 (the “Annual Report”). The Registrant acknowledges the Staff’s standard disclaimer that the Registrant’s disclosure remain its own responsibility notwithstanding comments by the Staff.

The Registrant’s responses to the comments are provided below. We have restated the substance of those comments to the best of our understanding. We have consulted with the Registrant in preparing and submitting this response letter.

1. Comment: The list of affiliates in which the Company invests should be categorized as specified by Instruction 2 of Regulation S-X 12-12.

Response: Comment accepted. The Registrant’s next annual report will further categorize the affiliated portfolio investment by industry rather than merely alphabetically.

2. Comment: Please supplementally explain why disclosure was not provided with respect to the impact on valuation of changes to unobservable inputs, which disclosure should be specific to each unobservable input and the impact of increases or decreases of that input. Please see Accounting Standards Codification (ASC) paragraph 820-10-50-2(g) and Section 7.228 of the AICPA Audit Guide. This question relates to the expansion of disclosure that would be specific to each unobservable input.

Response: Comment accepted. The Registrant will include expanded disclosure going forward about the impact on fair value measurements from increases or decreases in the various specified quantified unobservable inputs, such as is illustrated in the cited section of that Audit Guide.

3. Comment: The total return performance information provided does not clearly specify whether it is based on net asset value rather that the market price of the shares. Please include a footnote that specifies which is used, and include a footnote disclosing total return based on net asset value. Please also explain the difference between net asset value per share and market price per share. Please refer to Form N-2, Item 4, instructions 13 and 14.

LEGAL_US_W # 114604209.8

Securities and Exchange Commission

March 17, 2023

Response: Comment accepted. The Registrant will include that disclosure going forward.

4. Comment: The notes to the financial statements do not disclose whether particular holdings are non-qualifying investments for a business development company, and the implications of non-qualification, as required by Form N-2, Item 8.6(c), Instruction 1.b.

Response: Comment accepted. The Registrant will include that disclosure going forward.

5. Comments:

(a) Please confirm that the receivables shown as assets, specifically interest and dividends receivable from portfolio investments, are current and there are no doubts on the ability to collect those amounts. Specifically, the balance sheet as of December 31, 2021, shows approximately $11.5 million of dividends and interest receivable and the statement of operations for the year then ended shows approximately $6.3 million of investment income, but nothing has been collected to date.

(b) Additionally, please supplementally describe the Registrant’s process for assessing the collectability of interest and dividends, and state the frequency of that assessment process. Please also explain the impact on the Registrant’s accrual with respect to a particular holding when the portfolio company misses a payment. Please confirm whether the Registrant informs its independent auditors on a current basis as these events occur, such as a missed payment or a change in a collectability assessment. With respect to future shareholder reports, please state the percentage of investments that are characterized as non-accrual holdings. In addition, please include a list of companies that have been placed on non-accrual status.

(c) Please supplementally explain whether the interest accrued on the convertible notes held by the Registrant should be treated as interest receivable or payment-in-kind (PIK) items. Please cite relevant authority from Generally Accepted Accounting Principles (GAAP) and the terms of the applicable debt or note agreements to support the treatment used.

Response: Comment accepted. On a quarterly basis in connection with the Registrant’s valuation process and receipt of a report from the third-party valuation firm, the Registrant assesses the collectability of interest and dividends based on the condition of each underlying portfolio company, the seniority of the obligations to the Registrant and other factors. Those amounts are discounted or removed when collection becomes doubtful in the judgment of the Registrant. The Registrant believes that it is important to recognize that its typical portfolio debt investments are made in the form of convertible notes where interest and principal are not payable until the maturity of the note, if not converted into equity. Therefore, the absence of quarterly (or other regular) payment obligations with respect to those notes means that the use of non-accrual status for those investments would not be appropriate. During the quarterly review and annual audit process, management discusses with the independent auditors the valuation results, which includes how related interest receivable balances were affected.

LEGAL_US_W # 114604209.8

Securities and Exchange Commission

March 17, 2023

The FASB ASC Master Glossary defines PIK bonds as those in which the issuer has the option at each interest payment date of making interest payments in cash or additional debt securities. PIK notes usually have the same terms, including maturity dates and interest rates, as the original bonds. Under the terms of the notes in which the Registrant typically invests, payment of interest occurs at the maturity of the debt and the issuer does not have the option to pay in kind.

By way of typical example, the convertible notes for IntraOp Medical Corporation provide as follows (relevant excerpts):

Payment Schedule. Subject to Section 8, interest shall accrue on this Secured Convertible Note in accordance with the terms hereof, but neither such interest nor any principal shall be due and payable until the Maturity Date.

Form of Payment. All payments of interest and principal shall be in lawful money of the United States of America to Holder, at the address specified on the signature page hereto, or at such other address as may be specified from time to time by Holder in a written notice delivered to Payor.

By way of further example, the convertible note for Hera Systems, Inc. provides as follows (relevant excerpts):

Maturity. Unless sooner paid in accordance with the terms hereof, the entire unpaid balance of principal and all unpaid accrued interest shall become fully due and payable on the earlier of (i) December 31, 2024, or (ii) the acceleration of the maturity of this Secured Note by the Holder upon the occurrence of an Event of Default . . . ..

Time and Form of Payment. Interests [sic] shall be paid monthly in accordance with the schedule set forth in Exhibit A. Principal shall be paid on Maturity. All payments of interest and principal shall be in lawful money of the United States of America to Holder, at the address specified below . . . .

In neither case can the issuer of these convertible notes elect to pay its obligations of interest or principal with additional debt securities.

The Registrant will, in future financial statements, indicate the portion of holdings for which an interest adjustment has been made and will footnote that information in the Schedule of Investments.

6. Comment: Please confirm that, if separate financial statements for a subsidiary are not available or provided as required by Rule 3-09 of Regulation S-X (17 C.F.R. § 210.3-09) for an unconsolidated subsidiary, then summary financial information is provided as required by Rule 4-08(g) of Regulation S-X (17 C.F.R. § 210.4-08(g)). Please also amend the Registrant’s Form 10-K to include the financial statements for an unconsolidated subsidiary when those financial statements required by Rule 3-09 become available.

LEGAL_US_W # 114604209.8

Securities and Exchange Commission

March 17, 2023

Response: Comment acknowledged. The Registrant intends to provide summarized financial information as required by Rule 4-08(g) of Regulation S-X, and undertakes to file an amendment to its Form 10-K to include the financial statements required by Rule 3-09 when they become available.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

David A. Hearth

for PAUL HASTINGS LLP

cc: Firsthand Capital Management, Inc.

LEGAL_US_W # 114604209.8